UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018.

Commission File Number: 000-53805

Intellipharmaceutics International Inc.
(Translation of registrant’s name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ x ]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company’s effective Registration Statements on Form F-3, as amended and supplemented (Registration Statement Nos. 333-172796 and 333-218297), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

 As reported in a Form 6-K filed on May 22, 2018, a Nasdaq Hearings Panel (the “Panel”) granted the request of Intellipharmaceutics International Inc. (the “Company”) for continued listing on Nasdaq provided that by September 28, 2018, the Company (i) comply with Nasdaq’s US$1.00 minimum bid price requirement by having a closing bid price of over US$1.00 for ten consecutive trading days, (ii) have a stockholders’ equity position of over US$2.5 million and (iii) provide the Panel with updated financial projections demonstrating our ability to maintain compliance with the stockholders’ equity rule for the coming year.

On September 12, 2018, the Company effectuated a 1-for-10 reverse split, and the Company’s common shares began trading on each of Nasdaq and the Toronto Stock Exchange on a post-reverse split basis on September 14, 2018. As a result of the closing bid price of the Company’s common shares exceeding US$1.00 for the period from September 14, 2018 to September 27, 2018, the Company received a letter from Nasdaq Listing Qualifications notifying the Company that it had regained compliance with Nasdaq’s minimum bid price requirement, as reported in a Form 6-K filed on October 1, 2018. On September 29, 2018, the Company was advised that the Panel granted an extension through October 17, 2018 for the Company to regain compliance with Nasdaq’s stockholders’ equity requirement, as reported in a Form 6-K filed on October 1, 2018.

On October 16, 2018 the Company completed an underwritten public offering in the United States (the “Offering”), resulting in the sale of 2,775,231 common shares, pre-funded warrants exercisable for 16,563,335 common shares, at an exercise price of US$0.01 per share, and warrants exercisable for 20,000,000 common shares, at an exercise price of US$0.75 per share. The Company received gross proceeds of approximately US$14.3 million, prior to deducting discounts and commissions and other offering expenses.

As of the date of this report, the Company believes that it has regained compliance with Nasdaq’s stockholders’ equity requirement as provided in Nasdaq Listing Rule 5550(b)(1) after giving effect to the proceeds from the Offering, and the associated increase in the Company’s stockholders’ equity. As of the date of this report, the Company believes its stockholders’ equity is in excess of US$2.5 million.

There can be no assurance that the Company will be able to maintain compliance with the Nasdaq continued listing standards, including Nasdaq’s minimum stockholders’ equity, minimum bid-price or other requirements. The Company is awaiting confirmation from Nasdaq that it has achieved compliance with the US$2.5 million stockholders’ equity requirement and intends to make a further announcement upon receiving such notice of compliance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc. (Registrant) /s/ Andrew Patient
Date: October 17, 2018	Andrew Patient Chief Financial Officer